1 Owners' Day | 2026

2 Owners' Day | 2026 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20F. The numbers for our key metrics Unit Economics), which include active users, as average revenue per active client ARPAC, cost to serve CTS, are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. The Rule of 50 referenced in this document is intended as a conceptual framework—a "North Star"—developed by Inter for strategic alignment. It is not meant to serve as financial guidance, advice, or an actionable recommendation. Any use of this framework should consider the specific circumstances, risks, and objectives relevant to each individual or entity. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio, Credit Card EBT Margin . A “non-IFRS financial measure” refers to a numerical measure of our historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. We provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. For a reconciliation of Gross Loan Portfolio, SG&A, Efficiency Ratio, ROAE, Other Securities, Credit-Sensitive Portfolio, Cost of Risk, Funding, Cost of Funding, Total Gross Revenue, Interest-Earning Portfolio, NIM, and NIM Excluding Credit Card Transactor Portfolio, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. For a reconciliation of our other non-IFRS measures, see the glossary of this presentation.

3 Owners' Day | 2026 Rafaela Vitória Head of IR

4 Owners' Day | 2026 1 2 3 4 5 The Vision The Financial Strategy The Execution The Core Enablers Closing Remarks + Q&A

5 Owners' Day | 2026 The Vision João Vitor Menin | CEO Global

6 Owners' Day | 2026 The Vision João Vitor Menin | CEO Global

7 Owners' Day | 2026 Overview Past 3 Years Next 3 Years Our strong performance since 2022 Our current priorities to build Inter’s future Key topics in today's CEO report The Financial Strategy The Execution Core Enablers Closing + Q&A Past 3 Years Next 3 Years The Vision Note: Definitions are in the Glossary section of this Presentation.

8 Owners' Day | 2026 Overview Past 3 Years Our strong performance since 2022 Key topics in today's CEO report The Financial Strategy The Execution Core Enablers Closing + Q&A Past 3 Years Next 3 Years The Vision Note: Definitions are in the Glossary section of this Presentation.

9 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 60/30/30 plan: Good progress toward our long- term targets Past 3 Years % Progress to Achievement 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 44m 44% 15% Mar/26 57% Achievement 69% Achievement 23m 75% -1.7% Total Clients Efficiency Ratio1 ROE1,2 68% 54% Achievement 20272023 0% We’re here Elapsed Time Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Return on average Equity The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

10 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 The results are a testament to disciplined execution Past 3 Years #2 Best Brazilian bank2#1 Finance app2 #3 Strongest bank brand2 Branding Recognitions 7th Strongest Consumer Brand in Brazil1 Note: Definitions are in the Glossary section of this Presentation. Note 1: 2025. Note 2: 2026. The Financial Strategy The Execution Core Enablers Closing + Q&A Past 3 Years Next 3 Years The Vision

11 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Chart Title Investor Day Jan. 18th, 2023 $2.43 $6.48 Owners’ Day May 8th, 2026 +2.7x Delivering Shareholder Value +2.7x in 3 Years And share-price performance tells the same story NASDAQ IBOVESPA (USD) 2024 20252023 Source: Refinitiv. As of May 8th, 2026. Past 3 Years The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

12 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Complete Banking Build Client Base & Funding Integrated Commerce Global Capabilities Grow Engagement & Monetization Expand Across Borders Leading Super App for Client & SMEs Complete Financial Power Everyday Commercial Activities We built the best-in-class Financial Super App Past 3 Years 100% Cloud-based1st 100% Digital Super App in the Americas Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

13 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 In the market Across the company With our stakeholdersImproved our execution in every area Clients Solutions Service Leadership Regulators Investors Operations Innovation Expansion Past 3 Years We are stronger & more efficient since our last Investor Day 85 points NPS1 +250bps NIM2 DAC framework Note: Definitions are in the Glossary section of this Presentation. Note 1: As of March/2026. Note2: NIM Excluding Credit Card Transactor Portfolio. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation, From 3Q22 to 1Q26. The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

14 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Past 3 Years CEO Reflection Proud of our progress, but driven to do more Our achievements Opportunities ahead ü 2x growth in active clients1 ü Superior capital allocation ü Strengthened our deposits franchise • Operating efficiencies from AI • Driving higher cross-sell • Deeper credit penetration Note: Definitions are in the Glossary section of this Presentation. Note 1: As March/2026 vs September/2022. The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

15 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Overview Past 3 Years Our strong performance since 2022 Key topics in today's CEO report The Financial Strategy The i l l i Past 3 Years Next 3 Years The Vision

16 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Overview Past 3 Years Our strong performance since 2022 Next 3 Years Our current priorities to build Inter’s future Key topics in today's CEO report The Financial Strategy The i l l i Past 3 Years Next 3 Years The Vision

17 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 3SA 3 pillars of our business strategy Next 3 Years Super app Single Smart Data Vault Multi-agent AI tool for clients Seven Massive real-time data vault Seven Note: Definitions are in the Glossary section of this Presentation The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

18 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Next 3 Years Our 3SA approach Superior client experience to engage clients SUPER APPSINGLE SMART One Account AI Powered Multiple Verticals & Channels One Seamless Unified Experience Hyper-Personalized Experiences Combines Financial & Non-Financial Solutions All Products Easily Available on One Platform Auto-Optimized for Each User Every Day Driving Monetization Opportunities Note: Definitions are in the Glossary section of this Presentation The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

19 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Complete suite of products to monetize Over 180 products Across 7 verticals Next 3 Years 7 Verticals Generating thousands of transaction data points in a virtuous cycle Cross Sell Up-Sell Personalized Experiences The Financial Strategy The i l l i Next 3 Years The Vision Past 3 Years Loyalty

20 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Real-time data · Data quality · Governance Foundations to deliver security & performance Next 3 Years Unifies · Organizes · Enrich Client signals & data Inter Data Vault: The data foundation that powers AI at Inter Data that drives impact Fraud Prevention Credit Underwriting Client service Cross-sell Up-sell Hundreds of thousands data sources Transactions Behavior External Data Forum posts & much more Loyalty Insurance Global Invest Shopping Credit Banking More engagement Better AI experiences Smarter insights More data Note: Definitions are in the Glossary section of this Presentation The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

21 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Next 3 Years Multi-agent AI tool for clients Chat, ask, explore possibilities Transact, deliver, get things done Optimize, learn, make better decisions Note: Definitions are in the Glossary section of this Presentation The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

22 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Our Plan to Keep Delivering Balance of Growth & Profitability

23 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 We are evolving our long-term plans We Remain on Track to Achieve Them & It Will Continue Driving Forward Very Specific KPI Target Levels to Prove Our Strategy & Model Next 3 Years & we are adding another layer to this plan Note: Definitions are in the Glossary section of this Presentation The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

24 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Next 3 Years Our new north star Consistent Balance of Growth & Profitability As We Scale to a New Level Note: Definitions are in the Glossary section of this Presentation The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

25 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 • Increase Deposits • Increase Credit Penetration • Increase Principality With Clear Focus & Key Enablers • Tech and Data • Credit Engine With Core Enablers Next 3 Years Our Battle Plan for the Future • Risk Management • People Clear Execution Focus Note: Definitions are in the Glossary section of this Presentation The Financial Strategy The Ex cuti n C r Ena l rs Cl sin Past 3 Years Next 3 Years The Vision

26 Owners' Day | 2026 1 2 3 4 5 The Vision The Financial Strategy The Execution The Core Enablers Closing Remarks + Q&A

27 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 The Financial Strategy Santiago Stel | CFO

28 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 How has the Brazilian banking industry evolved?

29 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Note: Definitions are in the Glossary section of this Presentation. Note 1: Data from Banco Central do Brasil. Individuals loan portfolio as of December 2016. Note 2: International Monetary Fund. Average ROE from 2016 to 2019, based on the top 9 largest global economies. Excludes Japan due to data unavailability. 10 years ago, Brazilian banks were failing their clients Retail Loans Market Share of Top 5 Banks in 20161 Highly Concentrated1 >80% Analog Distribution2 13% 12% 11% 6% 3% 3% 3% 3% 3 Overcharged Clients Average Banking Sector ROE – Major Economies2 (2016-2019) In % by Country BRA CHN USA FRA GBR IND ITA GER

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
The Industry | Inter By Design | Rule of 50
Owners' Day | 2026

Tailwinds that enabled disruption

1 Regulators

Initiatives from Bacen & the Government

- Salary Portability
- Digital Signature
- PIX
- Private Payroll

2 Mobile Banking

A branch in every pocket



3 Capital Markets

~USD25bn

Raised by LatAm fintechs since 2016[1]


Private Capital
USD8bn
Public Capital
USD17bn

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Data represents a compilation of IPO values, investment rounds, and follow-on investments for major fintechs operating in Brazil since 2016.
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The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
The Industry | Inter By Design | Rule of 50
Owners' Day | 2026 inter

The upside of the digital banking revolution

Banking Fee Revenue & Bank Accounts in Brazil

In %


42%
36%
22%
1.4 billion
Total Bank Accounts[1]
inter
Inter launches Brazil's first Digital Banking Account
~300 million
Banking Fee Revenue as a % of Total Net Income[2]
2013
2015
2019
2025

Bank accounts surged, while 'bad fees'[3] declined sharply

Note: Definitions are in the Glossary section of this Presentation. **Source:** Banco Central do Brasil. **Note 1:** Total individuals banking accounts in the end of the year. **Note 2:** Fee Revenues ÷ Net Income of the entire Brazilian Banking system (Conglomerados Financeiros). **Note 3:** Consider banking fees such as withdraw fees, wire transfers fees, checking account maintenance fees and others.

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32 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 98 132 389145 280 718 243 412 1,107 2013 2019 2025 Credit Cards + Personal Loans1 In R$ millions, nominal Personal Loans (non-payroll) Credit Cards Total Meanwhile, unhealthy credit became more prevalent among households 22% 22% 29% 7% 7% 7% 2013 2019 2025 +0.4 p.p. ∆ +6 p.p. Household Debt Service Ratio2 (Interest payments + principal payment) ÷ income 4.5x (Inflation adjusted 2.4x) Household Banking Credit3 As % of GDP 26% 30% 37% 55% 57% 59% 2013 2019 2025 ∆ +11p.p. Top 7 Biggest Economies Median +4 p.p. Top 8 Biggest Economies Median The downside of the digital banking revolution Note: Definitions are in the Glossary section of this Presentation. Source: Bank for International Settlements and Banco Central do Brasil. Note 1: Loan portfolio data considering credit card loans and non-payroll personal loans (crédito pessoal não consignado). Note 2: Economies selected based on data availability, comprising Brazil, France, Germany, Italy, Japan, the United Kingdom, and the United States. Note 3: Same as Note 2, with the addition of China.

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
The Industry | Inter By Design | Rule of 50
Owners' Day | 2026 inter

Most digital banks have targeted the unsecured market

Brazilian Loan Market – December 2025[1]


R$1.2 Trillion
Others 0.06
Personal 0.4
Cards 0.7
Unsecured[3] Personal Loans
R$ 2.6 Trillion
Home Equity, FGTS & Others 0.2
Auto 0.4
Payroll 0.7
Mortgage 1.3
Secured[4] Personal Loans
R$2.7 Trillion
SME/Corporate 2.0
Rural 0.7
SME/Corporate + Rural

Top 5 Banks Market Share[2]	Δ 2019 - 2025
63% Unsecured[3] Personal Loans	-14 p.p.

Note: Definitions are in the Glossary section of this Presentation. **Source:** Banco Central do Brasil and Inter. **Note 1:** Excludes development bank loans, following Banco Central do Brasil's classification. **Note 2:** According to IF Data, Loans to Individuals. **Note 3:** Non-collateralized: credit card loans + personal loans that aren't payroll linked or has any guarantees. **Note 4:** Collateralized: Loans and advancements to clients - Non-collateralized.

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34 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 But we chose a different path Uniquely positioned in the Brazilian market Why?

35 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 We chose a different path, targeting the large secured personal loan market Cards Personal Others Mortgage Payroll Auto Home Equity, FGTS & Others Rural SME/Corporate 0.7 0.4 0.06 1.3 0.7 0.4 0.2 0.7 2.0 Brazilian Loan Market – December 20251 63% Unsecured3 Personal Loans Top 5 Banks Market Share2 Δ 2019 - 2025 -14 p.p. 82% Secured4 Personal Loans -6 p.p. R$1.2 Trillion R$ 2.6 Trillion R$2.7 Trillion Unsecured3 Personal Loans Secured4 Personal Loans SME/Corporate + Rural 78% SME/Corporate + Rural -4 p.p. Note: Definitions are in the Glossary section of this Presentation. Source: Banco Central do Brasil and Inter. Note 1: Excludes development bank loans, following Banco Central do Brasil's classification. Note 2: According to IF Data, Loans to Individuals. Note 3: Non-collateralized: credit card loans + personal loans that aren’t payroll linked or has any guarantees. Note 4: Collateralized: Loans and advancements to clients – Non-collateralized.

36 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 We have a differentiated formula for winning in this market Sustainable Revenue Growth Scalable Distribution Capabilities Unique Cost Efficiencies by Design Profitable Growth Note: Definitions are in the Glossary section of this Presentation.

37 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 Sustainable Lending 53% 23% 19% 14% 36% 9% 7% 2% 2% 1% INSS + Public Payroll Private Payroll Personal Loan + Overdraft (Non-Payroll) Card Revolving Credit & Installments Default Rate1 Interest Rate1 We focus on sustainable lending +100% +100% Home Equity PF2 Mortgages 3 Average Annualized Interest & Default Rate in Brazil In %, as of March 2026 Profitable Growth Distribution Capabilities Cost Efficiency X X = Revenue Growth Note: Definitions are in the Glossary section of this Presentation. Note 1: Banco Central do Brasil, as of March 2026. Note 2: ABECIP, as of March 2026. Note 3: Median rate of home financing for individuals with market rates, post-fixed indexed to TR (Pessoa Física - Financiamento imobiliário com taxas de mercado - Pós- fixado referenciado em TR) as of March 2026 + TR rate.

38 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 4. 2% 7. 8% 0 .8% 2. 0% 0 .1% 0 .8% 0 .4% 9.6% 8.5% 4.6% 4.3% 2.5% 1.3% 0.7% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% Home Equity PF PIX Tra nsa ctions FGTS Loans Tesouro Dir eto Inv esting Priv ate Payr oll Time + Demand Deposits Mort gage Loans 1.1x 5.5x 2.1x 29x 1.8x 2.3x 0 1 2 3 4 5 6 7 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 Quarters of relationship 2.0 Savings Dep.1 5.2 Credit Cards1 5.9 Fixed Income (CDB1,2) 8.9 Debit Card1 5.3 Piggy Bank 18.1 Inter Loop 18.9 PIX 3.3 FGTS LoanA ct iv e C lie nt s A large-scale distribution platform driving product adoption 21.9 Deposits Market Share Gains Since 2023 Investor Day In % Active Clients per Product In millions Older Products Newer Products 1Q26 3Q22 45 6 7 8 9 10 Profitable Growth Distribution Capabilities Cost Efficiency X X = Revenue Growth Note: Definitions are in the Glossary section of this Presentation. Note 1: Products existed before 1Q19; however, the actual number of active clients is shown starting from 1Q20 to fit the graph scale. Note 2: Excludes clients who have only "CDB Meu Porquinho" linked products. Note 3: Number of active contracts at the end of the period. Note 4: Total number PIX transactions in 1Q26 and 3Q22 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 5: Total Home Equity PF Portfolio in March/2026 and September/2022. Market data from ABECIP. Note 6: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdrawals (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from March/2026 by Inter’s March/2026 FGTS loans portfolio. Note 7: Tesouro Direto Balance. Market data from Tesouro Transparente: March 2026 and September 2022. Note 8: Market data from Banco Central do Brasil, from March 2026 and September 2022. Note 9: Total demand and time deposits. Data from Banco Central do Brasil from March 2026 and September 2022. Note 10: Market data from Banco Central do Brasil. 1.7x

39 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 98% 78% 64% Median of Fintechs Median of Incumbents Inter Unique combination of low cost of funding & cost-to-serve Cost-to-serve per active client1,2,3 In R$ monthly Cost of Funding1,2 In % of CDI -13p.p. -34p.p. 64 15 13 Median of Incumbents Median of Fintechs Inter -77% -11% Profitable Growth Distribution Capabilities Cost Efficiency X X = Revenue Growth Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Peer data based on publicly available IFRS Financial Statements and operational data as of 4Q25. Cost-to- serve and Cost of Funding calculated for peers using Inter’s methodology. Inter as of 1Q26. Note 3: Active Clients figures reported by peers may use methodologies different from Inter’s. For peers that do not disclose active clients, we assumed 70% of their total bank accounts as reported by the Central Bank of Brazil (as of December 2025). 1Q26 1Q26

40 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 (11) 302 907 1,312 1,421 (20) 1 80 3 80 5 80 7 80 9 80 1 ,18 0 1 ,38 0 1 ,58 0 2022 2023 2024 2025 Mar/26 LTM The result: sustainable growth with expanding profitability Net Income ROE1 End of Period Net Revenue In R$ millions 3,563 4,753 6,400 8,401 9,004 - 1 ,0 0 2 ,0 0 3 ,0 0 4 ,0 0 5 ,0 0 6 ,0 0 7 ,0 0 8 ,0 0 9 ,0 0 1 0, 0 2022 2023 2024 2025 Mar/26 LTM Bottom-line +33% CAGR2 1.8% 8.2% 12.5% 15.1% 15.5% -1. 0% 4.0% 9.0% 14.0% 19.0 % Net Income & ROE1,2 In R$ millions & % Profitable Growth Distribution Capabilities Cost Efficiency X X = Revenue Growth Note: Definitions are in the Glossary section of this Presentation. Note 1: Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation, or the 20-F form. Note 2: CAGR represents the compound annual growth rate within each segment. Top-line

41 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 What is our strategic plan for the coming years?

42 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 Our new north star: & it is built on top of: Note: Definitions are in the Glossary section of this Presentation.

43 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 What do we mean by “Rule of 50”? Net Revenue Growth ROE1 Rule of 50 Illustrative ROE1 + Net Revenue Growth (YoY) In % Rule of 50 ROE1 Buffer zone 38% 46% 45% ~50% ~50% ~50% ~50% 4% 11% 14% 2023 2024 2025 2026E 2027E 2028E 2029E Profitability Growth Net Revenue Growth Revenue Growth + ROE1 = ~50% = + l f Note: Definitions are in the Glossary section of this Presentation. Note 1: Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

44 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 Size Matters Revenue Growth ’ Net Revenue Growth ROE1,2 Rule of 50 = + Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Return on Average Equity.

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
The Industry | Inter By Design | Rule of 50
Owners' Day | 2026 inter

What drove revenue growth and what's next?

Rule of 50 = Net Revenue Growth + ROE[3]

Total Net Revenues

In R$ millions


Fee Income
NIM[1] Expansion
Asset Growth
% of total Δ
19%
31%
34%
16%
850
296
500
535
261
2,441
Fee Income
27% CAGR[2]
NIM[1]
From 7.0% to 9.6%
IEP[4] / Equity
From 4.8x to 7.7x
Δ Equity
+R$ 2.9 bn
3Q22 Net Revenue
Fee Income Growth
NIM[1] Growth
Leveraged IEP Growth
Unleveraged IEP Growth
1Q26 Net Revenue

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** NIM Excluding Credit Card Transactor Portfolio. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. **Note 2:** CAGR represents the compound annual growth rate. **Note 3:** Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. **Note 4:** IEP excluding Credit Card Transactor Portfolio. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

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46 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 Profitability Matters ROE1,2 Expansion Net Revenue Growth ROE1.2 Rule of 50 = + Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Return on Average Equity.

The Vision | The Industry | The Financial Strategy | Inter By Design | Rule of 50 | The Execution | Core Enablers | Closing + Q&A
Owners' Day | 2026 inter

2023 Investor Day Bridge: Steady State ROE

Rule of 50 = Net Revenue Growth + ROE[8]

2023 Investor Day ROE[8] Bridge

In %


+8 p.p. Excl. Growth Investments
+8 p.p. Full Repricing
+11 p.p. Capital Efficiency
1.3%
9%
17%
28%
ROE 3Q22 Adj. 1,8
CAC Expenses 2
ECL Expenses 3
Personnel Expenses 4
ROE Pro-Forma 1 8
Real Estate 5
Payroll 5
Holding Debt 6
ROE Pro-Forma 2 8
Excess Capital 7
ROE Pro-Forma 3 8

Note 1: 3Q22 Adjusted replaces the effect of non-recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation projected by the Focus Report for 2023. Adjusted figures are non-IFRS measures, are presented for illustrative purposes only. **Note 2:** R$ 28 x 3Q22 Net new clients; **Note 3:** Regarding 100% of 3Q22 new Credit Clients; **Note 4:** Considering the same market ratio (clients / employee). **Note 5:** Considering the whole portfolio applying the time marginal origination rates; **Note 6:** If we had paid the debt in June/2022. **Note 7:** Decreasing the capital excess to reach Basel Ratio of 15%. **Note 8:** Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

47

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
The Industry | Inter By Design | Rule of 50
Owners' Day | 2026

2023 Investor Day Bridge: Steady State ROE


2023 Investor Day ROE Bridge
In %
+8 p.p. Excl. Growth Investments
+8 p.p. Full Repricing
+11 p.p. Capital Efficiency
1.3%
9%
17%
28%
In 5 years
ROE 3Q22 Adj. 1,8
CAC Expenses 9
ECL Expenses 9
Personnel Expenses 9
ROE Pro-Forma 1 8
Real Estate 9
Payroll 9
Holding Debt 9
ROE Pro-Forma 2 8
Excess Capital 9
ROE Pro-Forma 3 8


Rule of 50
=
Net Revenue Growth
+
ROE8


ROE Growth 3Q22 to 1Q26
In %
+1 p.p. Excl. Growth Investments
+7 p.p. Full Repricing
+6 p.p. Capital Efficiency
1.3%
2%
9%
15.5%
~60% of target in 3 years
ROE 3Q22 Adj. 1,8
CAC Expenses 2
ECL Expenses 3
Personnel Expenses 4
ROE Pro-Forma 1 8
Real Estate 5
Payroll 5
Holding Debt 6
ROE Pro-Forma 2 8
Excess Capital 7
ROE 1Q26 8

Note 1: 3Q22 Adjusted replaces the effect of non-recurring deflation reported by IPCA in 3Q22 with the adjusted impact of inflation projected by the Focus Report for 2023. Adjusted figures are non-IFRS measures, are presented for illustrative purposes only. **Note 2:** R$ 32 x 1Q26 Net new clients; **Note 3:** Regarding 100% of 1Q26 new Credit Clients; **Note 4:** Considering the same market ratio (clients / employee) **Note 5:** Increase in revenues considering the whole portfolio applying the actual origination rates; **Note 6:** Already paid holding debt has led to lower debt expenses; **Note 7:** Capital Efficiency = Decreasing the capital excess to reach Basel Ratio of 12.5% + decrease in treasury income regarding the cash loss. **Note 8:** Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. **Note 9:** For additional information regarding this topic, see preceding slide

48

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
The Industry | Inter By Design | Rule of 50
Owners' Day | 2026 inter

ROE potential trajectory

Rule of 50 = Net Revenue Growth + ROE[5]

ROE Trajectory

In %


p.p. contribution
15.5%
4-6 p.p.
✓ Current marginal ROE[1,5]
1-2 p.p.
✓ Increase in leverage, from 9.6x to ~11x[2]
2-3 p.p.
✓ Treasury optimization[3]
2-4 p.p.
✓ Cost efficiency & revenues expansion[4]
~28%
26-30%
ROE[5] 1Q26
Credit Underwriting
Capital Efficiency
Treasury Optimization
Fees and Other Business
Trajectory

Segment ROE[5]		Credit Underwriting	Capital Efficiency	Treasury Optimization	Fees and Other Business
	Trajectory	**22%**	**13%**	**25%**	**64%**
	1Q26	12%	12%	12%	41%

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Assumes that the ROE of the credit portfolio is equal to its current marginal ROE (22%), as of 1Q26. **Note 2:** Excluding total controlling shareholders equity to reach ~11x Asset to Equity ratio. **Note 3:** Treasury optimization excludes NTN-Bs and considers issuances of FIDCs. **Note 4:** Assumes improvements in efficiency ratio to approximately 35%. **Note 5:** Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

49

50 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026l f Credit Underwriting Treasury Optimization Additional Operational Leverage Potential Credit ROE6 Bridge In % 12% +7 p.p. +3 p.p. 22% 0% 5% 1 0% 1 5% 2 0% 2 5% Cre dit ROE Curre nt Underwrit ing Shor t-term Lo ans Pote nt ia l Cre dit ROECurrent Credit ROE1,6 Current Underwriting2 Excl. Short- term Loans3 Potential Credit ROE3,6 9.6 12.9 - 2.0 4.0 6.0 8.0 10 .0 12 .0 14 .0 Inter 4Q25 Optimized Target Top 10 Banks Median Assets ÷ Equity Top 10 Financial Institutions in Brazil by Assets4,5, in % Excess Liquidity Optimization: Legacy NTB-Bs: ~R$ 3 bn Yielding IPCA7 + 3.5% ROE6 Impact: ~1 p.p. ~R$ 7 bn of FIDCs8 25% RWA ROE6 Impact: ~1 p.p. Maturing Early-stage initiatives Leveraging AI Initiatives Stable Headcount Capital Efficiency J Curve 10.5 to 11.5 Already Happening Hyper-personalization Seven Cloud Costs Decrease Future Opportunities Big Vendors Reduction Less Consulting Fees -40 -20 0 20 40 N et In co m e Time 0 ROE6 Impact: ~3 p.p. ROE6 Impact: ~2 p.p. ROE6 Impact: ~2.p.p. ROE potential trajectory Note: Definitions are in the Glossary section of this Presentation. Note 1: ROE of current credit operations as of 1Q26, based on allocated capital assuming a Basel ratio of 10.5%. Note 2: Managerial ROE of credit operations as of March 2026. Note 3: Excludes short-term loans, such as financial institution loans and credit card receivables. Note 4: Top 10 Financial Institutions by Assets in Dec/25 excluding development banks. Data from Banco Central do Brasil. Note 5: As of 4Q25. Note 6: Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 7: NTN-Bs balance yielding IPCA +3.5%. Note 8: Potential amount of FIDCs Inter’s treasury. ROE Impact: ~2 p.p. SMEs / Inter Pag Global ROE Impact: ~2 p.p.

51 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Owners' Day | 2026 What is the decomposition of ROE by timeframe? l f ROE Trajectory In % 1Q26 ROE Near-term Medium-term Trajectory 15.5% 2-3 p.p. p.p. contribution 8-12 p.p. ~28% Net Revenue Growth ROE5 Rule of 50 = + Note: Definitions are in the Glossary section of this Presentation. Note 1: Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. 1 26-30%

52 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Recapping our financial strategy 52 Banking Industry Strategy designed to balance growth with profitability by Design Sustainable Growth X Scalable Distribution X Unique Cost Efficiencies = Profitable Growth Secured Loans: Opportunity to Be Disrupted

Owners' Day | 2026 inter



1 The Vision — João Vitor, Global CEO

2 The Financial Strategy — Santiago, SVP CFO

3 The Execution — Alexandre, Brazil CEO; Priscila, CCO; Rodrigo, CBO; Rafaela, IR Head

4 The Core Enablers — Guilherme, CIO; Mauro, Credit & Collections Officer; Marlos, CRO; Thais, CHRO

5 Closing Remarks + Q&A — João Vitor, Global CEO; Alexandre, Brazil CEO; Santiago, SVP CFO

CONFIDENCIAL | Work in Progress | April 17th

53

54 Owners' Day | 2026 The Execution Alexandre | Brazil CEO Priscila Salles | CCO Rodrigo | CBO Rafaela | IR Head

55 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Credit Deposits Principality Higher Monetization Principality Executing our long-term plan

56 Owners' Day | 2026 Increasing Principality Priscila Salles| Chief Client Officer Rodrigo Gouveia| Chief Business Officer

57 Owners' Day | 2026 Driving engagement and revenue growth

58 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 0 0 0 55% 2 57% 5 55% 9 52% 10 52% 14 55% 17 57% 22 59% 26 0 0.01 0.1 0.4 1 4 9 16 19 26 32 38 44 - 5 .0 1 0. 0 1 5.0 0 2 0. 0 2 5.0 0 3 0. 0 3 5.0 0 4 0. 0 4 5.0 0 Track record on client adds & client activation Total Clients (in million) 2015 2016 2017 2018 2020 2021 2022 2023 2024 2026 Activation Rate & Active Clients (in % and million) 2019 2025 1 Principality Note: Definitions are in the Glossary section of this Presentation. Note 1: Inter data as of 1Q26.

59 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Why does principality matter? Our Ignition Point Principality Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. More Engagement More Principality More Cross-Sell Rule of 50 Higher ARPAC1 Our Strategic & Financial Benefits Credit Penetration &

60 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026Principality Note: Definitions are in the Glossary section of this Presentation. Note 1: Inter average client. Note 2: Client with Inter as Primary Bank, as Inter criteria. Please refer to the glossary of this presentation Note 3: Average Revenue per Active Client. Note 4: Average number of products used by clients as of March/26. Please refer to the glossary of this presentation. Note 5: Percentage of clients that are longer after one year. Increasing principality leads to more product adoption and less churn ARPAC3 per client type Average revenue per active client 7.4 4.5 0 .0 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Inter Primary AccountInter Overall CSI4 per client type Average number of products held by clients 119 57 - 2 0 4 0 6 0 8 0 1 0 1 20 1 40 Inter Primary AccountInter Overall Churn5 per client type Percentage of quiting clients 0.01% 1.33% 0 .0% 0 .20% 0 .40% 0 .60% 0 .80% 1 .0% 1 .20% 1 .40 % Inter Primary AccountInter Overall 1Q25 vs 1Q26 30%20% Primary Account Client2Overall1 1Q25 vs 1Q26 Primary Account Clients grew 10 p.p above the overall clients base 1 1 12 2 2

61 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026Principality Deeper Relationships Higher Engagement Higher Monetization Greater Cross-Sell A powerful economic engine 01 02 0304

62 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 How do we win principality at scale?

63 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Single Smart Super App Creating a Delightful Experience Increasing Engagement Principality Principality driven by 3SA Note: Definitions are in the Glossary section of this Presentation.

64 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Single Smart Super App One app for all products ONE place for ALL clients to use ALL our products Principality 1 Login Onboarding Relationship 1 1 Note: Definitions are in the Glossary section of this Presentation.

65 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Single Smart Super App1 Login Onboarding Relationship 1 1 Incumbent Bank 1 Incumbent Bank 2 Incumbent Bank 3 Incumbent Bank 4 Incumbent Bank 5 ONE place for ALL clients to use ALL our products Principality One app for all products Note: Definitions are in the Glossary section of this Presentation.

66 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 App Hyper-Personalization AI-enabled UX anticipates client needs & drives additional revenue Our app is hyper- personalized Principality Single Smart Super

67 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 “SEVEN” Multi-agent AI tool for clients Single Smart Super App Our app is hyper- personalized Principality Note: Definitions are in the Glossary section of this Presentation.

68 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Single Smart Super App Our app is comprehensive Banking Insurance Investing Credit Shopping Global account Checking Accounts Payments Life Property Health Pet Travel Credit Cards Real Estate Payroll SME Loop Rewards Loyalty Program Gift Cards Top-Ups Travel US$ Card Global Investing FX Remittances Time Deposits Stocks Funds … & much more 180+ Products Across 7 Verticals Principality Note: Definitions are in the Glossary section of this Presentation.

69 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Our ecosystem increases engagement as it serves our clients’ daily needs Principality Note: Definitions are in the Glossary section of this Presentation.

70 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Loop Loyalty Program Incentivizes transactions within our ecosystem Shopping Purchase and get loops “Loop” currency is earned and redeemed across our entire ecosystem Cards Get cashback on your statement Investing Get loops in selected products Global Exchange your points for dollars Principality Note: Definitions are in the Glossary section of this Presentation.

71 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Loop Loyalty Program Drives share-of-wallet gains & principality Lower Churn1 2 More Products 3 More Loops Earned 4 More Engagement 18+Million Clients1 2.3X Products Used by Loop Clients vs. Other Clients2 Increases Retention Clients come back to unlock rewards Increases Switching Costs Leaving means losing value Increases Wallet Share Concentrate spending & balances Principality Note: Definitions are in the Glossary section of this Presentation. Note 1: Total clients by end of March 2026. Note 2: As of March 2026

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
Principality | Deposits | Credit Penetration | Monetization
Owners' Day | 2026 inter

All transactional products **drive principality**

Frequency of Use

Global	Shopping
Unique	Habit Forming
Convenient	Credit Cross-sell
5.7mm	3.8mm
Total Clients[1]	Active Clients[2]

Long-Term Relationships

Insurance	Investments
Multi-year Relationship	Trusted Relationship
Cross-Sell Engine	Sticky Balances
9.0mm	9.1mm
Active Contracts[3]	Active Clients[4]

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Total clients by end of March/2026. **Note 2:** Quarterly Active clientes in 1Q26. **Note 3:** Active insurance contracts in 1Q26. **Note 4:** Quarterly Active clientes in 1Q26.

72

73 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026Principality Executing our long-term plan Credit Higher Monetization Note: Definitions are in the Glossary section of this Presentation. Deposits Principality

74 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 High transactional engagement1 Strong deposits franchise2 Differentiated deposit value proposition 3 Our crown jewel enables key competitive advantages Deposits Note: Definitions are in the Glossary section of this Presentation.

75 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 23 230+ PIX transactions per second1 Pix + Cards TPV3,4 R$ thousands, monthly Quarters of relationship 1Q26 1Q18 PIX Market Share (Transactions in 1Q26)1 ~9% 1 64% Cost of Funding (As % of CDI)2 1Q26 High transactional engagement Engagement drives meaningful payment flows Note: Definitions are in the Glossary section of this Presentation. Source: Banco Central do Brasil. Note 1: Market data from Banco Central do Brasil, excluding transactions outside of SPI. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 3: Scale of PIX volume was reduced to fit on page. Note 4: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. The Strategy Principality Deposits Credit Penetration Monetization The Execution Deposits

The Vision | The Financial Strategy | The Execution: Principality, Deposits, Credit Penetration, Monetization | Core Enablers | Closing + Q&A
Owners' Day | 2026 inter

2 Strong deposits franchise

Our deposit base is **highly diversified & fast-growing**

Consistent Growth


Funding[1]
In R$ billions
29%
CAGR[2]
33
44
55
73
74
4Q22
4Q23
4Q24
4Q25
1Q26

Highly Diversified

Deposits by client type


60%
Individual Clients
40%
SME Clients



Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. **Note 2:** represents the compound annual growth rate.

76

77 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 85 NPS1 Excellence level 2nd best Brazilian bank according to 2 Our Trusted Brand Our Broad Product Offering We win with a unique value proposition that drives confidence 3 Differentiated deposit value proposition 30+ investment products Deposits Note: Definitions are in the Glossary section of this Presentation. Note 1: As of 1Q26. Note 2: According to Forbes World’s Best Banks 2026

78 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Higher Lending Power As a result, our deposit franchise is a crown jewel that provides key competitive advantages Lower Cost of Funding1 Better Data for Underwriting Stronger Client Stickiness Deposits Inter Deposits Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

79 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026Deposits Executing our long-term plan Credit Deposits Principality Higher Monetization Note: Definitions are in the Glossary section of this Presentation.

80 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 ˜44MM Total Clients ˜9MM Credit Clients We are “mining” our existing client base to unlock the embedded credit opportunity 2 1 Note: Definitions are in the Glossary section of this Presentation. Note 1: Inter data as of 1Q26. Note 2: Active clients with credit products as of 1Q26.

81 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 …with much more room to go Active Clients with Credit Products1 In millions +28% CAGR …to be continued 3.7 8.7 0 .2 1.2 2.2 3.2 4.2 5.2 6.2 7.2 8.2 9.2 3Q22 1Q26 2029E Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. We have increased credit penetration…

82 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Our primary focus to increase credit penetration: Private Payroll Loans Real Estate Loans Credit Cards Note: Definitions are in the Glossary section of this Presentation.

83 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 2.5% Market Share in Mar/26 Private payroll is a large opportunity Private Payroll Market1 Mar/25: R$41Bn Mar/26: R$102Bn 2.5x 282 447 570 0.2 1.3 1.9 2.5 0 .0 0 .5 1 .0 1 .5 2 .0 2 .5 1Q25 3Q25 4Q25 1Q26 Active Clients Private Payroll Portfolio In R$ billions, active clients in thousands Portfolio 570k Active clients in Mar/26 Private Payroll Note: Definitions are in the Glossary section of this Presentation. Note 1: Data from the Central Bank of Brazil.

84 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 We have a clear right to win …which we believe is highly achievable: Distribution Power Lack of Product Conflict Track Record in Similar Products Lower Cost to Serve & Cost of Funding We plan to +2x market share by 2029… Private Payroll Note: Definitions are in the Glossary section of this Presentation.

85 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Private Payroll Why does this matter? High Cross-Sell High ARPAC High ROE Note: Definitions are in the Glossary section of this Presentation. Note 1: Return on Average Equity Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. 1 2

86 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 High ARPAC High Cross-Sell 4.5 6.4 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 Inter Private Payroll 1,2 1 57 232 Inter Private Payroll Note: Definitions are in the Glossary section of this Presentation. Note 1: As of 1Q26. Note 2: Average number of products used by clients with private payroll loan as of March/26. Note 3: Total average managerial ARPAC form clients with private payroll loans as of March/26. Note 4: Gross ARPAC. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 4: Managerial ROE considering new loans underwritten during 1Q26. Including overhead expenses. Private Payroll 1,3 1 4 High ROE +30% marginal ROE4 Why does this matter?

87 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Mortgages We are growing quickly & gaining share 12% 46% Market Inter Portfolio Growth 1Q26 YoY Growth (%) 4x Faster Home Equity 25% 50% Market Inter 2x Faster Total Addressable Market R$ Billion Sep/22: R$899Bn Mar/26: R$1,339Bn 13% CAGR3 Sep/22: R$15Bn Mar/26: R$32Bn 25% CAGR3 1,2 1 Real Estate Note: Definitions are in the Glossary section of this Presentation. Source 1: Inter data as of 1Q26. Source 2: Mortgage market data from BACEN and home equity data from ABECIP, both as of Mar/2026.Note 3: CAGR represents the compound annual growth rate within each segment. 1,2

88 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 …which we believe is highly achievable: Industry Shift To Market-based Funding Our Lower CTS1 & Cost of Funding1 Automated Offers and Approvals Real Estate We have a clear right to win We plan to +2x market share by 2029… Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

89 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Why does this matter? High Cross-Sell High ARPAC High ROE Real Estate Note: Definitions are in the Glossary section of this Presentation. Note 1: Return on Average Equity Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. 1 2

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
Principality | Deposits | Credit Penetration | Monetization
Owners' Day | 2026 inter

Real Estate

Why does this matter?

High Cross-Sell


Mortgage[1,4]
8.6
Home Equity[1,2,5]
8.5
Inter
4.5

High ARPAC[9]


Home Equity[1,2,6]
9,560
Mortgage[1,7]
6,002
Inter Overall
57

High ROE[8]

+25% marginal ROE[3,8]

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** As of 1Q26. **Note 2:** Only individuals accounts. **Note 3:** Managerial ROE considering new loans underwritten during 1Q26. Including Brazil Mortgage, Home Equity Individuals and Business. Including overhead expenses. **Note 4:** Average number of products used by clients with Mortgage loans as of March/26. **Note 5:** Average number of products used by clients with Home Equity loans as of March/26. **Note 6:** Total average managerial ARPAC form clients Home Equity loans as of March/26. **Note 7:** Total average managerial ARPAC form clients Mortgage loans as of March/25. **Note 8:** Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. **Note 9:** Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

90

The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
Principality | Deposits | Credit Penetration | Monetization
Owners' Day | 2026 inter

Credit Cards

Credit Card TPV
In R$ billions


23%
CAGR
16.4
8.0
3Q22
1Q26

Total Credit Card Portfolio
In R$ billions


29%
CAGR
15.6
6.4
3Q22
1Q26

Credit Cards
A Powerful product for client principality

Credit Cards NPL > 90 Days per Cohort[1,2]
In %


4Q25
4Q21
3
4
5
6
7
8
9
10
11
12
Months of Relationship

Note: Definitions are in the Glossary section of this Presentation. **Note 1**: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. **Note 2**: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation

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The Vision | The Financial Strategy | The Execution | Core Enablers | Closing + Q&A
Principality | Deposits | Credit Penetration | Monetization
Owners' Day | 2026 inter

Credit Cards


Credit
is Needed
Before Payments
Become Unmanageable
Transactor
Installment
Revolving

We are executing our reshaping strategy...

...to make debt service manageable & increase profitability

Credit Cards Portfolio Composition
In %


80%
15%
6%
+5 p.p.
75%
14%
11%
Transactor
Revolving
Installments
1Q24
1Q26

Credit Cards Rates[2]
In % per month


16%
-7 p.p.
9%
Revolving
Installments

Expanding credit card profit margins

+14 p.p.

EBT[1] Margin
1Q24 vs. 1Q26

Note: Definitions are in the Glossary section of this Presentation.. **Note 1:** Non-IFRS Financial Measure. This metric represents credit card business earnings before income taxes divided by credit card business total net revenues, as derived from the managerial credit card profit and loss statement (P&L). Revenues include credit card interchange fees, interest income from credit card loans, renegotiated receivables, and other related revenue streams. Expenses encompass costs directly and indirectly attributable to the credit card business, including, but not limited to, cashback expenses, data processing costs, allocated personnel expenses, and overhead allocations. **Note 2:** Banco Inter S.A., as of April 23rd, 2026. Data from Banco Central do Brasil.

92

93 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Executing our long-term plan Credit Deposits Principality Higher Monetization Note: Definitions are in the Glossary section of this Presentation.

94 Owners' Day | 2026 Client Monetization Rafaela Vitória | Head IR

95 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 How do we monetize our clients?

96 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 R$ 9 16% R$ 14 24% R$ 34 59% Fee-Based ARPAC Liquidity-Based ARPAC Interest-Based ARPAC Total 57R$ Gross ARPAC1 1Q26 Gross ARPAC1 Composition In R$, monthly 1 1 1 Monetization +17% YoY Diversified ARPAC composition Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

97 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 CSI3 Avg. Gross ARPAC2 CSI3 Avg. Gross ARPAC2 CSI3 Avg. Gross ARPAC2 31R$ CSI Gross ARPAC2 Contribution per Product % of Total ARPAC, as of 1Q26 Adult 30 to 50 years-old Middle-aged 51+ years-old Credit Card & Pix Credit Mortgages & HE Private Payroll & FGTS Loans Trans. Dep. & Debit Card Public Payroll Inter Shop Others Credit Card & Pix Credit Mortgages & HE Public Payroll Trans. Dep. & Debit Card Private Payroll & FGTS Loans Overdraft Others Kids <= 17 years-old Young- Adult 18 to 30 years-old Credit Card & Pix Credit Private Payroll & FGTS Loans Trans. Dep. & Debit Card Mortgages & HE Inter Shop Duo Gourmet Others Trans. Dep. & Debit Card Fixed- Income Gift Card Top-Ups Credit Card & Pix Credit Inter Shop Others ~2 MM active clients1 ~9 MM active clients1 ~10 MM active clients1 ~3 MM active clients1 3R$ Avg. Gross ARPAC2 3.7 4.6 84R$ 4.7 98R$ 4.5 81% 6% 4% 4% 2% 1% 2% 47% 21% 14% 5% 2% 2% 10% 36% 20% 18% 10% 4% 2% 11% 31% 21% 17% 12% 7% 2% 10% Monetization We have products to monetize clients across all life stages… Note: Definitions are in the Glossary section of this Presentation. Note: Images generated by Artificial Intelligence. Note 1: Active individual Clients, business clients are not included. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 3: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

98 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 0 to 4 5 to 9 10 to 14 15 to 19 20 to 24 25 to 29 30 to 34 35 to 39 40 to 44 45 to 49 50 to 54 55 to 59 60 to 64 4.1 22.7 46.6 63.9 80.6 94.2 100.7 101.7 102.8 103.8 Client Distribution1 Gross ARPAC2 Gross ARPAC2 per Age Cluster & Active Client Distribution1, as of 1Q26 In R$ My Piggy Bank Retirement Public Payroll First Credit Operations Credit Card Buying a House Mortgage International Trip Global Account Marriage Home Equity Monetization …and ARPAC expands as they mature Note: Definitions are in the Glossary section of this Presentation. Note 1: Active individual Clients. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

The Vision | The Financial Strategy | The Execution | Principality | Deposits | Credit Penetration | Monetization | Core Enablers | Closing + Q&A
Owners' Day | 2026

Incremental ARPAC[1] per Vertical

In R$, monthly

Resulting in incremental ARPAC beyond the vertical


57
63
68
135
174
inter
Investments
Shopping
Insurance
Global

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Non-IFRS Financial Measure. Incremental ARPAC (Average Revenue Per Active Client) per vertical represents the managerial average monthly revenue generated by clients of a given vertical across all other business verticals (incremental revenue), divided by the total number of active clients in that vertical, as of 1Q26. This metric is intended to illustrate the cross-sell revenue contribution of each vertical's client base across Inter's broader ecosystem, and is derived from Inter's internal managerial P&L. As such, it may not be directly comparable to similarly titled measures reported by other companies.

99

100 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 Active Client Growth vs. ARPAC4 In R$, monthly Active clients1 Credit Active Clients 2 11.7 25.8 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3Q22 1Q26 3.7 8.7 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 9 .0 3Q22 1Q26 Unlocking ARPAC growth with credit penetration 57R$ Avg. Gross ARPAC4 1Q26 Active Clients 147R$ Avg. Gross ARPAC4 1Q263 Monetization +121% +134% Clients with an Active Credit Product 2.6x Note: Definitions are in the Glossary section of this Presentation. Note 1: Total Active clients in the period. Note 2: Includes any client from the Credit vertical, Credit Card, Transactional Deposit, Exchange Deposit, and SME Global Deposit. Note 3: Total average managerial ARPAC form clients with accredit products as of March/25. Note 4: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

101 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 0 20 40 60 80 100 120 1 4 7 10 13 16 19 22 25 28 31 Quarters of relationship 1Q26 1Q18 Gross ARPAC1 per Cohort In R$, monthly Monetization Expanding ARPAC Across All Cohorts Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

102 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026Monetization How this all connect to the Rule of 50? Credit Deposits Principality Higher Monetization

103 The Vision The Financial Strategy Core Enablers Closing + Q&A Principality Deposits Credit Penetration Monetization The Execution Owners' Day | 2026 1 2 3 4 5 The Vision The Financial Strategy The Execution The Core Enablers Closing Remarks + Q&A

104 Owners' Day | 2026 Our Technology & AI Guilherme Ximenes | CIO

105 Owners' Day | 2026 Owners Day | 2026 105 1 Strengthening Our Tech Foundation Tech & Data Evolutions Scaling AI Across Inter & to our Clients 3 Expanding Our Data Advantages 2 105

106 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 On a platform concept, the core resources are reusable and standardized... …with this, the features are extensible and several products can be developed... ... and thus, build competitive advantages that strengthen the ecosystem. More efficient product launches & geographic expansion The Financial Strategy The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The Execution Strengthening our tech foundation by platformizing our core systems1

107 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Expanding our data advantages by increasing data points and inferences Tech Day 2024 March 2026 500 1,400 Data Points Gathered per Client on Average1 180% Banking ˜ 18M Daily PIX transactions2 Money flows Credit ˜600M Monthly Predictions3 Creditworthiness Global + 6.5M Geolocation triggers4 Travel behavior Data point examples The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The Execution 2 Note: Definitions are in the Glossary section of this Presentation. Note 1: Client data points survey conducted on the curated layer, excluding technical columns and duplicates from the analytics layer. Note 2: Data referring to the amount of Pix transactions successfully processed in Mar/2026. Note 3: Number of predictions made to support decision-making, during 2026. Nota 4: Total number of Geolocation notifications sent in 2025 (considering Brazil and the United States, not representing distinct clients). Nota 5: From January 01st, 2026 to May 8th, 2026. Forum + 4.8M Interactions5 Social behavior 7 business verticals generating rich data The Financial Strategy

108 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Real time data Quality Governance Available Data In Petabytes +43 PB 2019 2025 Inter’s D A T A V A U L T Better ExperiencesBetter Underwriting Better Cross-Selling The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The Execution Expanding our data advantages by increasing data points and inferences 2 Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

The Vision | The Financial Strategy | The Execution | The Core Enablers | Closing + Q&A
Tech & Data | Credit Engine | Risk Management | People & Culture
Owners' Day | 2026 inter

3 Scaling GenAI **for all employees**

20+

LLM models inside Inter's GenAI platform, Such as:

OpenAI
Gemini
ANTHROPIC

Through

aws, Microsoft, Google

Empowering our employees to be more productive


FM - Anthopic Claude Sonnet 4.6
create a table with all countries, GDP and population (most recent data)
FM - Anthopic Claude Sonnet 4.6 Hoje às 10:24
Here's a comprehensive table with the most recent available GDP (nominal, USD) and population data. Note that figures are approximate and sourced from World Bank / IMF estimates (primarily 2023–2024):
Enviar uma Mensagem

#	COUNTRY	GDP (NOMINAL, USD)	POPULATION
1	Afghanistan	$14.6B	42,200,000
2	Albania	$22.9B	2,800,000
3	Algeria	$239.9B	46,800,000
4	Andorra	$3.7B	77,000
5	Angola	$92.1B	37,200,000
6	Antigua & Barbuda	$2.0B	94,000
7	Argentina	$621.8B	46,300,000
8	Armenia	$24.2B	3,000,000
9	Australia	$1,723.8B	26,500,000
10	Austria	$526.2B	9,100,000
11	Azerbaijan	$78.7B	10

+1,000 Bn

Processed Tokens[2]

+400 Bn
Day-to-day usage across business

+600 Bn
Software engineers usage through Cursor

Next...

Revolutionizing

Software Development Life Cycle

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Agents created and made available through the Inter GenAI tool, based on the OpenWebUI open source software. **Note 2:** Represents the total volume of tokens processed by the Inter GenAI tool since its implementation.

109

110 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Leveraging our Data Vault Power Enabling a better client experienceInter’s multi-agent AI tool for clients 6 different agent types trained to deliver the best client experience (& more to come…) Seven Scaling GenAI for our clients The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The Execution 3 Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

111 Owners' Day | 2026 Adapted from: The AI Opportunity Radar, Gartner ‘ • Marketing • Onboarding • Client Service • Super App UX • Personalization • Value Proposition • Admin • Human Resources • Legal • Finance • Technology • Development • Pricing • Underwriting & Risk • Operations ˜550 Already in production 1 ˜350 Under development2 +300 Potential use cases to be developed3 Game Changing AIEveryday AI External Client-Facing Internal Operations + Revenue + Principality + Profitability+ Efficiency 3 vs. ˜80 in 2024 Scaling AI to unlock value across the board The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Note 1 : Includes generative AI agents and projects that use traditional AI at some stage of the process. Note 2: Includes generative AI agents and projects that use traditional AI at some stage of the process and are in the development and testing phase. Note 3: These are AI projects in the ideation or planning phase collected through interviews with executives. The Financial Strategy

112 Owners' Day | 2026 Our Credit Engine Mauro Rangel | Credit & Collection Officer

113 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Elevating Our Collections Strategy Improving Our Underwriting Engine Centralizing Our Credit Governance 1 2 3 Credit engine as a core enabler of the Rule of 50 The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The ExecutionThe Financial Strategy

114 Owners' Day | 2026 1 2 3 Elevating Our Collections Strategy Improving Our Underwriting Engine Centralizing Our Credit Governance The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Credit engine as a core enabler of the Rule of 50 The Financial Strategy

115 Owners' Day | 2026 Centralizing governance Creating faster decision-making & more consistent execution at scale 1 A Underwrites & Manages Collections Credit B Monitors Portfolio Health & Risk Limits Risks C N o w P a st Mortgage Personal SME Credit Card Decentralized pricing The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy Sets Pricing Guidelines Treasury

116 Owners' Day | 2026 1 2 3 Elevating Our Collections Strategy Improving Our Underwriting Engine Centralizing Our Credit Governance The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Credit engine as a core enabler of the Rule of 50 The Financial Strategy

117 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Turning Fragmented Credit Signals… Underwriting engine Improving the quality & quantity of data that our models ingest 2 Inter’s 7 verticals 40+ million average daily transactions1 13+ external data sources1 From: The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Note 1: As of March 2026. The Financial Strategy

The Vision | The Financial Strategy | The Execution | The Core Enablers | Closing + Q&A
Tech & Data | Credit Engine | Risk Management | People & Culture
Owners' Day | 2026 inter

2 Underwriting engine

Improving the quality & quantity of data that our models ingest


A B C D E F G H I J K L

...Into A Unified Client View via the Data Vault

360° Credit Signals

Bureau + Behavioral + Transactional Data

One unified client view combining outsourced data with our proprietary behavioral and relationship signals

Unstructured Data

Documents + Interactions + Other Alternative Sources

We convert "messy" data into usable insights that deepen our understanding of the client, beyond traditional variables

Real-Time Data

Client Activities + Geolocation + Preferences

We observe client behavior and context to act quickly and make better decisions, even before a risk event occurs

Note: Definitions are in the Glossary section of this Presentation.

118

119 Owners' Day | 2026 Client Behavior & New Information Continuous Monitoring to Re-Assess Risks Underwriting engine Improving the effectiveness of our underlying models Fueling our continuously self-governed feedback models The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution 2 Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

120 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Underwriting engine For example, our pricing models are becoming more tailored for each client Current Pricing: Hyper-personalized 2026 - onwards Hundreds of thousands of combinations Contract variables Behavior variables Model inputs Powered by AI Risk-adjusted Pricing Format ~100 combinations 2023-2025 Ratings Term (months) Client Rate Gold 24 12 ... 2,35% 2,45% ... 7 types of 7 types of Resulting in 1 Silver 24 12 ... 2,51% 2,33% ... Types of Rating Tenor Income profile ... + Engagement Prior operations App Logins Personalized pricing for each client The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The Execution 2 Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

121 Owners' Day | 2026 The Vision The Execution Core Enablers Closing + Q&AThe Financial Strategy The Industry Inter By Design Rule of 50 Underwriting engine Hyper-personalized pricing is already enhancing our credit profitability Good results so far: Net income increases in products with hyper-personalized pricing in place Control group Hyper-personalized Pricing Net income is higher for hyper-personalized clients Private Payroll & FGTS1 ~10% Hyper-personalized Pricing rollout by product Private payroll FGTS BNPL Time deposits & LCI Mortgages & Home Equity Pix credit & Credit Cards Collection products The Core Enabl rs Tech & Data Credit Engine Risk Management People & Culture The Execution 2 Note: Definitions are in the Glossary section of this Presentation. Note 1: As of March/2026. The Financial Strategy

122 Owners' Day | 2026 1 2 3 Elevating Our Collections Strategy Improving Our Underwriting Engine Centralizing Our Credit Governance The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Credit engine as a core enabler of the Rule of 50 The Financial Strategy

123 Owners' Day | 2026 Collections strategy Using AI-powered tools to enhance the collection process Smarter Decisioning, Faster Recovery Hyper-personalized Journeys AI That Negotiates, Not Just Notifies Behavioral data driving decisions Right message, channel, time Real-time AI agent with NBO/NBA logic AI Powered Collections The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution 3 Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

124 Owners' Day | 2026 Lower delinquency rates Lower cost for Inter Better UX for the Client With no human interaction ~70% ~90% 4 0% 5 0% 6 0% 7 0% 8 0% 9 0% 1 0% 2022 2026 Digital Collection1 In % ~20p.p. Collections strategy Better collections & recoveries is already a reality 3 The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Note 1: Total recovered through digital channels over total recovered. The Financial Strategy

125 Owners' Day | 2026 …and this is resulting superior outcomes Portfolio Scaling with Controlled Risk Improving Risk-Adjusted NIM1s The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Credit engine as a core enabler of the Rule of 50 Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. The Financial Strategy

126 Owners' Day | 2026 Cost of Risk2 4.4% 3Q22 5.6% 1Q26 NPL > 90 Days2 4.0% 1Q22 5.1% 1Q26 21.0 49.8 - 10.0 20.0 30.0 40.0 50.0 60.0 3Q22 1Q26 Superior Outcomes Portfolio scaling with controlled risk The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Gross Loan Portfolio2 In R$ billion 3.9% 5.6% 3. 0% 3. 5% 4. 0% 4. 5% 5. 0% 5. 5% 6. 0% Risk- Adj. NIM1 Risk Adjusted NIM1 In % ~2.4x 3Q22 1Q26 Note: Definitions are in the Glossary section of this Presentation. Note 1: NIM Excluding Credit Card Transactor Portfolio. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. The Financial Strategy

127 Owners' Day | 2026 Our Risk Management Marlos Araujo | CRO

128 Owners' Day | 2026 Risk management is designed to support our sustainable growth with a healthy risk position Liabilities Equity/ Capital The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Clients Products Partners Regulators Assets The Financial Strategy

129 Owners' Day | 2026 Highly secured portfolio, providing long-term sustainable growth 65% 65% 66% 66% 67% 67% 35% 35% 34% 34% 33% 33% 35.6 37.4 40.2 43.8 48.3 49.8 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Loan Portfolio1 Breakdown In R$ billion Unsecured2 Secured3 The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Non-collateralized: credit card loans + personal loans that aren’t payroll linked or has any guarantees. Note 3: Collateralized: Loans and advancements to clients – Non-collateralized. Liabilities Equity/ Capital Assets The Financial Strategy

130 Owners' Day | 2026 9.4% 8.8% 6.5% 7.9% 8.2% 6.4% 7.6% 7.5% 7.4% 7.2% 4Q22 4Q23 4Q24 4Q25 1Q26 Unsecured1 Stages transfer in 12-month period In % Stage 1 and 2 Provision (%) Transfer from Stage 1 and 2 to Stage 3 (%) 975 1,455 1,925 2,598 2,765 722 1,073 1,627 1,991 2,110 4Q22 4Q23 4Q24 4Q25 1Q26 Unsecured1 Portfolio provision & Stage 3 balance In R$ million Provision Stage 3 Balance 131% Liabilities Equity/ Capital Assets The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Resilient credit risk management, with robust provisioning levels Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-collateralized: credit card loans + personal loans that aren’t payroll linked or has any guarantees. The Financial Strategy

131 Owners' Day | 2026 Risk management is designed to support our sustainable growth with a healthy risk position Equity/ Capital Assets Clients Products Partners Regulators Liabilities The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The ExecutionThe Financial Strategy

The Vision | The Strategy | The Execution | The Core Enablers | Closing + Q&A
Tech & Data | Credit Engine | Risk Management | People & Culture
Owners' Day | 2026 inter

Assets | Liabilities | Equity/ Capital

A highly dispersed funding base...

Funding Concentration[3]
In % of total funding


74.1 Total Funding[3]
5.2%
7.3%
8.3%
9.4%
Top 10
Top 30
Top 50
Top 100
Total funding[3] concentrated in Inter's top 100 clients

Cost of Funding[3] (% CDI[1])[2]
In %


-34p.p.
-13p.p.
98%
78%
64%
Median of Fintechs
Median of Incumbents
inter

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Average CDI rate during the quarter. **Note 2:** Peers and Inter figures in IFRS. Peers cost of funding calculated using their financial statements as of 4th quarter of 2025 and other public documents, applying Inter's methodology. Inter as of 1Q26 **Note 3:** Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

132

133 Owners' Day | 2026 200% 202% 181% 10 0% 12 0% 14 0% 16 0% 18 0% 2 0% 2 20% 2025 1Q26 Top 5 Banks … built a strong liquidity position, consistently above market benchmark and regulatory minimum Liquidity Coverage Ratio (LCR)2 In % 2x 100% Regulatory Minimum 1 +21p.p. Liabilities Equity/ Capital Assets The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Note 1:.Benchmark using the median of the top 5 Brazilian banks by asset size excluding development banks. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. The Financial Strategy

134 Owners' Day | 2026 Risk management is designed to support our sustainable growth with a healthy risk position Equity/ Capital Clients Products Partners Regulators Liabilities Assets The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The ExecutionThe Financial Strategy

135 Owners' Day | 2026 18% 23% 28% 0% 10% 20% 30% 40% Market Fintechs Inter&Co 125% Growth since 3Q22 Total Assets CAGR1, 4 In % Total Deposits CAGR1,4 In % 19% 21% 38% 0% 10% 20% 30% 40% Market Fintechs Inter&Co 156% Growth since 3Q22 As a result, we are creating alpha Liabilities Equity/ Capital Assets The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution 3 2 3 2 Note: Definitions are in the Glossary section of this Presentation. Source: Banco Central do Brasil – Top 200 Financial Institutions in Sep/22 excluding development banks. Note 1: 3Q22 vs. 4Q25 CAGR represents the compound annual growth rate within each segment. Note 2: Top 200 financial institutions by Banco Central do Brasil ranking. Note 3: In accordance with Banco Central do Brasil's classification. Note 4: Peers' figures based on available IF.data from 3Q22 until 4Q25. Inter figures based on IFRS data from financial statements and other public documents as of 3Q22 and 4Q25. The Financial Strategy

The Vision | The Financial Strategy | The Execution | The Core Enablers | Closing + Q&A
Tech & Data | Credit Engine | Risk Management | People & Culture
Owners' Day | 2026 inter


Assets
Liabilities
Equity/
Capital

Structurally stronger
balance sheet position...

Balance Sheet Composition[3,4]

In %


Non-Earning
Assets
8%
8%
8%
Earning
Assets[1]
92%
92%
92%
4Q25
1Q26
Top 5 Banks[3]
6%
3%
Non-Interest-
Bearing
Liabilities
14%
14%
11%
Interest-
Bearing
Liabilities[2]
86%
86%
89%
4Q25
1Q26
Top 5 Banks[3]

...with flexibility and dynamic repricing capabilities

Net Exposure[4] by Rate

In %


37%
33%
Real interest rate
(IPCA, IGMP, TR, USD)
8%
Fixed
63%
59%
CDI
1Q26
Maturity
+12M

Note: Definitions are in the Glossary section of this Presentation. **Note 1:** Earnings assets equal the sum of all balance sheet assets that generate interest revenue. **Note 2:** Interest-bearing liabilities equal the sum of all balance sheet liabilities that bear interest. **Note 3:** Peers and Inter figures in IFRS. Benchmark using the median of the top 5 Brazilian banks by asset size excluding development banks, as of latest public avalibale data, 4Q25. Inter's position as of 1Q26. **Note 4:** Represents the net position calculated as total assets exposed to a given interest rate index minus total liabilities exposed to the same index, reflecting Inter's net balance sheet sensitivity to each respective benchmark rate.

36

137 Owners' Day | 2026 Risk management is designed to support our sustainable growth with a healthy risk position Liabilities Clients Products Partners Regulators Assets Equity/ Capital The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The ExecutionThe Financial Strategy

138 Owners' Day | 2026 Market1 3Q22 1Q26 4Q25 11.0x 9.6x 6.1x Assets ÷ Equity2 In x +57% Putting the capital to work, but we still have room to keep growing fast Liabilities Equity/ Capital Assets The Vision The Strategy The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Source: Banco Central do Brasil Note 1: Top 200 Financial Institutions in Sep/22 excluding development banks. Note 2: Peers' figures based on latest available data from IF.data as of 4Q25. Inter figures based on IFRS data from financial statements and other public documents as of 3Q22 and 1Q26.

139 Owners' Day | 2026 12.1% +1.9 p.p. +4.6 p.p. +3.3 p.p. 21.9% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% Tier 1 Capital Tier 2 Capital Capital at Holding Subordinated Debt Pro-Forma Capital Potential Subordinated Debt3 Pro-Forma Capital Ratio1 In % Tier 2 Capital Capital at Holding2 12.8% Regulatory Requirement + IRRBB4 9.1% Capital Available for Growth 11.5% Core Capital 0.6% Tier1 Additional We have sufficient capital to double our gross loan portfolio of ~R$ 50 bn Liabilities Equity/ Capital Assets The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Note 1: As of March 31st, 2026. Note 2: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 3: Subordinated Debt: Reflects the potential capital uplift from the issuance of subordinated notes eligible as Tier 1 or 2 regulatory capital. Note 4: Regulatory Requirement + IRRBB: Represents Inter's minimum required capital ratio, comprising Basel III minimum requirements, capital buffers, and an IRRBB (Interest Rate Risk in the Banking Book) add-on. Note 4: Non-IFRS Financial Measure. Pro-Forma Capital Ratio represents a supplemental capital adequacy measure that combines Banco Inter S.A.'s regulatory Tier 1 and Tier 2 capital with additional capital sources, such as capital held at the holding company level (Inter&Co, Inc and it's subsidiaries) and potential proceeds from the issuance of subordinated debt eligible as Tier 1 or Tier 2 instruments. 4 The Financial Strategy

140 Owners' Day | 2026 1.8% 8.2% 12.5% 15.1% 15.5% 2.5% 8.6% 13.8% 16.7% 17.2% -1.0% 4.0% 9.0% 14.0% 19.0% 2022 2023 2024 2025 1Q26 Approaching self-funding with capital neutrality as we increase ROE4 RWA2 In R$ billions ROE1,4 & Capital Accumulation Rate1 In % 25.1 45.7 Dec/22 Dec/25 22% Average Annual Growth Rate Liabilities Equity/ Capital Assets The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution ROE1,4 End of Period3 Capital Accumulation Rate1 End of Period3 Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Risk-weighted asset from Banco Inter S.A. Note 3: Data from the last quarter of the period. Note 4: Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. The Financial Strategy

141 Owners' Day | 2026 Principality + Deposits + Credit Rule of 50 New Growth Opportunities How does risk management enhances our vision? Risk Management Market & Liquidity Risks Changing economic environment Challenging competitive landscape Credit Risk & Capital Management Operational Risks Safe Growth Consistent Return Flawless Execution Global regulatory framework The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

142 Owners' Day | 2026 Our People & Culture Thaís Lemos | CHRO

143 Owners' Day | 2026 Who will make it possible? The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The ExecutionThe Financial Strategy

144 Owners' Day | 2026 People The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The ExecutionThe Financial Strategy

The Vision | The Financial Strategy | The Execution | The Core Enablers | Closing + Q&A
Tech & Data | Credit Engine | Risk Management | People & Culture
Owners' Day | 2026 inter

We keep evolving our organizational structure **to deepen alignment and accelerate execution**



Global CEO

João Vitor Menin
João Vitor Menin

Created positions

Brought in new talent

PRIOR COMPANIES



Alexandre Riccio
Brazil CEO
Prior companies: BCG Boston Consulting Group; Gerdau Ameristeel



Cassio Segura
U.S. Country Manager
Prior companies: Banco do Brasil; YellowFi



Santiago Stel
CFO
Prior companies: Morgan Stanley; itaú; Barclays



Marco Araújo
CLCO
Prior companies: nu; HSBC; Santander



Marlos Araújo
CRO
Prior companies: bradesco



Guilherme Ximenes
CIO
Prior companies: GOL; Smiles; accenture



Rodrigo Gouveia
CNBO
Prior companies: facebook



Thaís Lemos
CHRO
Prior companies: SONDA make it easy; Infosys

Note: Definitions are in the Glossary section of this Presentation.
145

The Vision | The Financial Strategy | The Execution | The Core Enablers | Closing + Q&A
Tech & Data | Credit Engine | Risk Management | People & Culture
Owners' Day | 2026 inter

We keep evolving our organizational structure **to deepen alignment and accelerate execution**



Global CEO

João Vitor Menin
Global CEO

Structure aligned with our **ambition**



Alexandre Riccio
Brazil CEO
BCG Boston Consulting Group
Gerdau Ameristeel



Cassio Segura
U.S. Country Manager
Banco do Brasil
YellowFi



Santiago Stel
CFO
Morgan Stanley
itaú
Barclays



Marco Araújo
CLCO
nu
HSBC
Santander



Marlos Araújo
CRO
bradesco



Guilherme Ximenes
CIO
GOL
Smiles
accenture



Rodrigo Gouveia
CNBO
facebook



Thaís Lemos
CHRO
SONDA make it easy
Infosys

PRIOR COMPANIES

Note: Definitions are in the Glossary section of this Presentation.

146

The Vision | The Financial Strategy | The Execution | The Core Enablers | Closing + Q&A
Tech & Data | Credit Engine | Risk Management | People & Culture
Owners' Day | 2026 inter

Over 15 new officers since 2022

We brought strategic talent to build a world-class

2022 & 2023



Marcela Zonis
Global Expansion Director
endeavor



Mauro França Rangel
Credit And Collection Director
Safra itaú



Cássio Segura
International Business Executive Director
Banco do Brasil YellowFi Brazilian-American



André Caram
Institutional Investment Director & Win
SulAmérica Safra Dresdner Invest

2024



Andrea Nocciolini
Branding Director
ifood Whirlpool



Marcelo Dantas
Finance Executive Director
itaú Safra



Rui Leandro Junior
Tax Director
KPMG nu



Monica Sacarelli
Investments Director
rico GRÃO



Helcio Tegeda
Commerce & Loyalty Director
itaú dotz



Pierre Magalhães
Internal Audit Director
Deloitte. MRV log



Yasmin Rozwadowski
Securities Chief Operations Officer
CITADEL Morgan Stanley

2025



Fernando Bacchin
Transactional Products Director
itaú citibank PayPal



Marcello Marcomini
SME Director
rede itaú itaú amazon



Marcos Andrade
Client Director
itaú Banco PAN



Marcio Pupin
Data Analytics & AI Head
ELOGROUP ABInBev



Katarzyna Szymanska
US Banking Product Head
Optum Bank citibank



Carlos Berenstein
Financial Partners Head
itaú Safra

Note: Definitions are in the Glossary section of this Presentation.

147

148 Owners' Day | 2026 Our competitive advantage to build a world-class team ˜50% Of our leaders have top-tier experience from the market ˜50% Of our leaders are homegrown at Inter, with years of hands-on experience Our leadership combines top-tier external experience with homegrown leaders at Inter. The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

149 Owners' Day | 2026 ˜50% Of our leaders are homegrown at Inter, with years of hands-on experience Our competitive advantage to build a world-class team Our leadership combines top-tier external experience with homegrown leaders at Inter. ˜50% Of our leaders have top-tier experience from the market The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

150 Owners' Day | 2026 3 6 2022 2025 Increasing Re-skiling with AI to improve efficiency Attract and hire talent with future skills Build our team’s capabilities to lead in the AI era Enable our people to work smarter to create more value Priorities for a future-ready workforce: +2x Re-skiling is the key investment in our People Strategy Active clients per employee1 in thousand 893 1,961 2022 2025 +23% Net revenue per employee1 in R$ thousand The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. 2x 2.2x The Financial Strategy

151 Owners' Day | 2026 To create a world where interactions between people generate more value Client Centricity Operational Excellence Driven by InnovationWinning Mentality Enterprise Thinking r '

152 Owners' Day | 2026 How do we ensure our people achieve the plan?

153 Owners' Day | 2026 COMMITMENT DIRECTION ALIGNMENT DAC: Inter's core management framework VIRTUOUS CYCLE Our purpose + Rule of 50 A top-tier team with the right incentives Strong culture as an accelerator The Vision The Core Enablers Closing + Q&A Tech & Data Credit Engine Risk Management People & Culture The Execution Note: Definitions are in the Glossary section of this Presentation. The Financial Strategy

154 Owners' Day | 2026 1 2 3 4 5 The Vision The Financial Strategy The Execution The Core Enablers Closing Remarks + Q&A

155 Owners' Day | 2026 7 Key Takeaways Future Vision1 Innovative DNA Execution Capability2 60/30/30: On Track! Powerful Team3 To Execute The Plan Value Creation Flywheel 4 3SA & Data Vault & Seven Improving Unit Economics Increasing Deposits Credit & Principality Clear “Battle Plan” 6 Driving Higher ARPAC1 & Margins Compounding Value 7 Consistent Balance: Revenue Growth + ROE1 = Rule of 50 5 Note: Definitions are in the Glossary section of this Presentation. Note 1: Return on Average Equity. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

156 Owners' Day | 2026 Appendix 156

Owners' Day | 2026 inter

Non-IFRS measures and KPIs

Activation Rate

$$\frac{\text{Number of active clients at the end of a given period}}{\text{Total number of clients at the end of a given period}}$$

Active clients

We define an active client as a client at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a client that used products that do not generate revenues in the preceding three months (e.g.: pix, wire transfers, etc.). For Inter Insurance, we calculate the number of active clients for our insurance brokerage operations as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee

$$\frac{\text{Active clients at the end of a given period}}{\text{Number of employees of the end of the period}}$$

Annualized interest rates

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMEs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

ARPAC per quarterly cohort

Total Gross revenue net of interest expenses of a given cohort divided by the average number of active clients in the current and previous periods[1]. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Basel ratio

$$\frac{\text{Referential equity}}{\text{Risk weighted assets}}$$

Capital Accumulation Ratio

$$\frac{\text{(Net Income from the period – Dividends from the period) x 4}}{\begin{gathered}\text{(Average Equity from the period and previous period –}\\ \text{Average prudential adjustments from period and the the previous period)}\end{gathered}}$$

Card+PIX TPV

PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Cost of funding

We define Cost of Funding as interest expenses divided by average Funding, which is calculated as Funding as of the end of the applicable year plus Funding as of the end of the prior year, divided by two.

$$\frac{\text{Interest expenses} \times 4}{\begin{gathered}\text{Average of last 2 periods Funding}\\ \text{(Deposits from customers + Securities issued + Securities sold under agreements to repurchase +}\\ \text{Interbank deposits + Borrowing and onlending)}\end{gathered}}$$

Cost of risk

We calculate Cost of Risk as impairment losses on financial assets divided by the average Credit-Sensitive Portfolio for the current and prior year end

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{gathered}\text{Average of last 2 periods Credit} - \text{Sensitive Portfolio}\\ \text{(Other securities + Gross Loan Portfolio)}\end{gathered}}$$

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158 Owners' Day | 2026 Cost-to-serve (CTS) Personnel Expense + Administrative Expenses + Depreciation and Amortization ÷ 3 Average of the last 2 periods Active Clients Coverage ratio Provision for expected credit loss + Provision for expected credit losses on loan commitments Overdue higher than 90 days Cross-Selling Index (CSI) ∑Number of used products Active Clients in the Begining of the quarter + Active Clients in the end of the quarter ÷ 2 Credit-Sensitive Portfolio Other Securities + Gross Loan Portfolio Earning portfolio (IEP) Cash and cash equivalents + Amounts due from Linancial institutions, net of provision for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provision for expected credit losess + Derivative Linancial assets + Loans and advances to customers, net of provisions for expected credit losses + Interbank onlending Efficiency ratio Efficiency Ratio is our SG&A divided by the revenues less the following tax expenses: PIS/COFINS, ISSQN, and other taxes, as presented in Note 31 of our Audited Financial Statements. Revenues are presented gross of PIS/COFINS, ISSQN and other taxes in the statements of income. Personnel expense + Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expenses + Taxes on interest on own capital Fee income ratio Net result from services and commissions + Other revenue Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Fee-Based ARPAC Revenues from services and commissions + Other Revenues + Cashback Expenses + Inter Loop ÷ 3 Average of the last 2 periods Active Clients Funding Deposits from customers + Securities issued + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending Gross ARPAC (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 periods Active Clients Gross loan portfolio Loans and Advance to Customers + Loans to financial institutions Gross loans per active client Gross Loans Portfolio Number of active clients at the end of a given period Interest-Based ARPAC (Interest Income) ÷ 3 Average of the last 2 periods Active Clients Non-IFRS measures and KPIs

Owners' Day | 2026 inter

Non-IFRS measures and KPIs

Liquidity-Based ARPAC

$$\frac{\text{(Income from securities, derivatives and foreign exchange)} \div 3}{\text{Average of the last 2 periods Active Clients}}$$

Liquidity Coverage Ratio

$$\frac{\text{HQLA (High Quality Liquid Assets)}}{\text{Net Cash Outflows}}$$

Marginal ROE

Return on equity generated by the portfolio's current origination activity, reflecting the profitability of newly originated loans rather than the blended performance of the existing book.

Net fee income

$$\text{Net result from services and commissions} + \text{Other Revenue} + \text{Revenue foreign exchange}$$

Net interest income

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities} + \text{Income from derivatives}$$

Net revenue

$$\text{Net interest income} + \text{Net fee income}$$

Net revenue per employee

$$\frac{\text{Net Revenue of a given period}}{\text{Average of last 2 periods Employees}}$$

NIM Excluding Credit Card Transactor Portfolio

$$\frac{\text{Net interest income and income from securities, derivatives and foreign Exchange x 4}}{\text{Average of last 2 periods Earning Portfolio exluiding Credit Card Transactor Portfolio}}$$

(Cash and cash equivalents + Amounts due from financial institutions, net of provision for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provision for expected credit losess + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses + Interbank onlending − Credit Card Transactor Portfolio)

NPL 15 to 90 days

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Custumers}}$$

NPL > 90 days

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Custumers}}$$

NPL formation

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Other Securities

We define Other Securities as the sum of the following securities: Debentures, Certificates of real estate receivables, Investment fund shares, Certificates of agricultural receivables, Fixed-term deposit with special guarantee, Commercial promissory notes, Rural product bill, Bank deposit certificates, Agribusiness credit bills (LCA), Real estate credit bills (LCI), Financial bills (LF), and Development bills of credit, each of them classified according to the respective measurement category.

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Non-IFRS measures and KPIs

Primary Banking Relationship

The primacy score analyzes 17 features and holistically measures customers' relationship with Inter against their relationship with other financial institutions[1], such that we consider "Primary" customers those who have Inter as one of their most engaged financial institutions.

Return on Average Equity (ROE)

$$\frac{(\text{Profit (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-Adjusted NIM Excluding Credit Card Transactor Portfolio

$$\frac{\begin{pmatrix}\text{Net interest income and income from securities, derivatives and foreign exchange} \\ -\text{Impairment losses on financial assets}\end{pmatrix} \text{x } 4}{\begin{matrix}\text{Average of last 2 periods Earning Portfolio exluiding Credit Card Transactor Portfolio} \\ \text{(Cash and cash equivalents + Amounts due from financial institutions, net of provision for expected credit losses +} \\ \text{Deposits at Central Bank of Brazil + Securities, net of provision for expected credit losess +} \\ \text{Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses +} \\ \text{Interbank onlending } - \text{ Credit Card Transactor Portfolio)}\end{matrix}}$$

SG&A

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Stage 3 formation

$$\frac{\begin{matrix}\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} \\ +\text{Write} - \text{off change in the current quarter}\end{matrix}}{\text{Total loans and advance to customers in the previous quarter}}$$

Total gross revenue

We define Total Gross Revenue as the sum of interest income, net revenues from services and commissions, cashback expenses, Inter Loop, other revenues, income from securities, derivatives and foreign exchange.

$$\begin{matrix}\text{Interest income } + \text{ Net revenues from services and commisions} + \text{Cashback expenses} + \text{Inter Loop} \\ + \text{ Other revenues} + \text{Income from securities, derivatives and foreign exchange}\end{matrix}$$

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161 Owners' Day | 2026